Exhibit 99.1

December 29, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Re: Submission of Consolidated Class Action Certification Request

Further to the report of Gazit-Globe Ltd. (the “Company”) on November 10, 20141 (which in incorporated by reference herein), regarding the decision of the Tel-Aviv District Court, in the matter of the class action certification requests by plaintiffs that were filed in the Tel-Aviv District Court (for details see Note 3 (7) to the Company’s third quarter financial statements on Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on November 26, 2014 ), to require the relevant plaintiffs to refile such class action certification requests as one, consolidated class action certification request, the Company would like to report the following:

On December 28, 2014, one, consolidated class action certification request was submitted against the consolidated subsidiaries, U. Dori Construction Ltd. (“Dori Construction”), U. Dori Group Ltd. (“Dori Group”), their directors during the relevant period, Dori Construction’s former chief executive officer, chief financial officer and external auditor during the relevant period, and against Gazit-Globe Israel (Development) Ltd.2 and the Company (collectively, the “Respondents”), by plaintiffs claiming to be shareholders of Dori Construction and/or Dori Group. In their claim (which was supported by an outside expert opinion), plaintiffs contended that they had incurred financial damages as result of failures of the Respondents that had led to the publication of reports and financial statements that included misleading information by Dori Construction and, in turn, Dori Group. According to the plaintiffs, the aforementioned was a violation of various provisions of the Israeli securities laws and the regulations promulgated thereunder, and is the basis for their claims regarding discrimination, tort liability under the tort of negligence, breach of the duty of care, breach of statutory duties, breach of the duty of good faith, as well as sufficient to support the transfer of the burden of proof to the Respondents, and claims regarding the responsibility of the external auditor.

[1]	See Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on November 10, 2014
[2]	U. Dori Construction Ltd. is a public company, 59.7% of which is owned by U. Dori Group Ltd, itself a public company. Gazit-Globe Israel (Development) Ltd. is a private company which in turn holds 84.91% of U. Dori Group Ltd.’s share capital. The Company in turn holds 84.65% of the share capital of Gazit-Globe Israel (Development) Ltd.

The plaintiffs stated that a precise quantification of their damages will only be determined in the course of a hearing on the merits of their claim but have indicated minimum financial losses at above an estimated NIS 75 million.

The Company is studying the details of the certification request and will respond accordingly.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.